

Nadia Iftekhar · 3rd

Teacher of the Deaf/Hard of Hearing

Greater Chicago Area · 262 connections · **Contact info**

 **Modal Math**

 **Teachers College of Columbia University**

Experience



Founder

Modal Math · Self-employed

Feb 2019 – Present · 1 yr 6 mos

www.modalmath.com

Founder at ModalMath: Accessible math practice for special learners.
Sign Language | Voice | Text | Visuals

Teacher of the Deaf/HH

Special Education District of Lake County

Feb 2016 – Present · 4 yrs 6 mos

Middle School Teacher and Case Manager of Students Who are Deaf/ Hard of Hearing
Director and Producer of John Powers Center Theater Club (American Sign Language)



Graduate Assistant

Teachers College, Columbia University

Sep 2014 – May 2015 · 9 mos

New York, New York

Applied Sciences of Learning and Special Education: Deaf and Hard of Hearing
Department of Health and Behavior Studies



EFL Instructor
King Saud University
Aug 2012 – Jul 2013 · 1 yr
Riyadh, Saudi Arabia

Preparatory Year Program
السنة التحضيرية

National Project for Higher Education of Deaf and Hard-of-Hearing Students   **…see mor**



Student Research Assistant
University of Illinois at Urbana-Champaign
Jan 2011 – Aug 2011 · 8 mos
Language Acquisition Laboratory

testing toddlers, preschoolers, and adults in experiments
coding visual fixations from videotapes

Education



Teachers College of Columbia University
Master of Education (EdM) & Master of Arts (MA), Education of the Deaf/Hard-of-Hearing &
Elementary Inclusive Education
2013 – 2015



National Louis University
Education Specialist (Ed.S.), Educational Administration and Supervision
2018 – 2020

University of Cambridge ESOL
Certificate of English Language Teaching to Adults (CELTA)
2012 – 2012

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Volunteer Experience

Volunteer
Global Deaf Muslim
May 2015 – Present · 5 yrs 3 mos
Education

Supporting community of Deaf/HH in the United States

Fundraiser organization for Qur'an in ASL project
Grant writing and editing

Skills & Endorsements

Microsoft Office · 9

Syed Madani and 8 connections have given endorsements for this skill

Research · 9

najah hasoosah and 8 connections have given endorsements for this skill

Public Speaking · 8

najah hasoosah and 7 connections have given endorsements for this skill

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